SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THE INFORMATION AND EXHIBITS SET FORTH IN THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF TOYOTA MOTOR CORPORATION’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-225851) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Material Contained in this Report:

I.

The registrant’s Unaudited Condensed Consolidated Financial Statements for the periods ended December 31, 2020, prepared in accordance with IFRS, as well as additional portions of the Japanese-language Quarterly Securities Report filed with the Director of the Kanto Local Finance Bureau on February 12, 2021.

Exhibit 101.INS	XBRL Instance Document

Exhibit 101.SCH	XBRL Taxonomy Extension Schema

Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase

Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase

Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase

EXPLANATORY NOTE

This Amendment to Form 6-K (the “Form 6-K/A”) amends Toyota Motor Corporation’s report on Form 6-K (the “Original Form 6-K”) submitted to the Securities and Exchange Commission on February 26, 2021 (the “Original Filing Date”) to (i) add translations of additional portions of the Report, which was summarized in Exhibit 99.1 of the Original Form 6-K, to Exhibit 99.2 of the Original Form 6-K, (ii) make certain stylistic changes to Exhibit 99.2 and (iii) provide the unaudited condensed consolidated financial statements in Exhibit 99.2 in XBRL format. Other than the amendments described above, no part of the Original Form 6-K is amended hereby, and the Form 6-K/A does not reflect events that have occurred after the Original Filing Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Kaname Shimizu
Name:	Kaname Shimizu
Title:	General Manager,
Accounting Division

Date: March 18, 2021